BAKER & McKENZIE

貝克・[redacted]時律師事務所

06017291

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000003

By Hand

September 25, 2006

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 31, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

dlw 10/5

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on August 31, 2006:

1. Announcement on Written Resolution Passed at the Ninth Board Meeting of 2006, released on September 22, 2006, in English and in Chinese.

22 SEP 2006 THE STANDARD NOTICES **N33**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

WRITTEN RESOLUTION PASSED AT THE NINTH BOARD MEETING OF 2006

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Directors adopted the written resolution (the "**Written Resolution**") in lieu of a physical meeting on 21 September 2006, during which the resolution set out below was duly passed.

The Board is pleased to announce that the Directors adopted the Written resolution on 21 September 2006 in lieu of a physical meeting.

The Written Resolution was duly passed in accordance with the relevant provisions of the Company Law of the People's Republic of China (the "**PRC**") and the articles of association of the Company. The following resolution was duly passed at the Meeting:

> the sale of a 15,000 tonne bulk carrier named "Da Qing 46" (the "**Vessel**") to Xinhui Gujing Qile Shipbreaking & Steel Co. Ltd of Jiangmen City, Guangdong Province (江門市新會區古井鎮奇樂船鋼廠), an independent third party, for a consideration of RMB11,620,801.68 (approximately HK$11,173,848).

The Vessel was constructed by Dalian Shipyard, an independent third party shipyard in the PRC, and was commissioned into service on 2 October 1973, aging 33 years. In accordance with the notice issued by the Ministry of Communication of the PRC (中華人民共和國交通部) on 9 April 2001, the mandatory scrappage age of the Vessel is 33 years. As at 31 August 2006, the book value of the Vessel was RMB2,004,347.63 (approximately HK$1,927,257).

This announcement is made in compliance with the requirement under Rule 13.09(2) of the Rules Governing the Listings of Securities on the Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
21 September 2006

Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00=RMB1.04.

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive director, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

File No. 82-34857

香港經濟日報 A64 22 SEP 2006

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

2006年第九次董事會會議通過之書面決議案

董事會欣然宣佈，於2006年9月21日董事採用書面決議案(「**書面決議案**」)的方式代替召開實質會議。於會議上，已正式通過下文所載之決議案。

董事會欣然公佈，董事採用書面決議案的方式代替召開實質會議。

書面決議案已根據中華人民共和國(「**中國**」)公司法和公司章程之有關規定正式通過。會議上正式通過以下決議案：

關於將一萬五千噸級散貨船「大慶46」(「**該船舶**」)出售給獨立第三方江門市新會區古井鎮奇樂軋鋼廠，出售該船舶的代價為人民幣11,620,801.68元(約11,173,848港元)。

該船舶由獨立第三方大連造船廠建造，於1973年10月2日正式投入服務，至今已達33年船齡。根據中華人民共和國交通部於2001年4月9日發出的通知，該船舶強制報廢的船齡為33年。截至2006年8月31日，該船舶的帳面淨值為人民幣2,004,347.63元(約1,927,257港元)。

本公告乃為遵照香港聯合交易所有限公司證券上市規則第13.09(2)條之規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中國上海，二零零六年九月二十一日

附註：除另有指明外，港元兌人民幣是按1.00港元兌人民幣1.04元兌換率折算。

於本通告刊登日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王琨和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佑群先生所組成。